SCHEDULE A

Transactions in the Shares of Common Stock of the Company by the Reporting Persons Since the Filing of Amendment No. 6

The following table sets forth all transactions in the shares of Common Stock reported herein effected since the filings of Amendment No. 6. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold or purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

12/08/2025	(69,092)	16.4678	16.3650 – 16.7000
12/09/2025	(68,481)	16.6102	16.3800 – 16.7600
12/10/2025	(271,560)	16.7651	16.5550 – 16.9150
12/11/2025	(1,262,600)	16.8709	16.7000 – 17.1900
12/12/2025	(402,332)	17.0600	16.9850 – 17.1600
12/15/2025	(373,224)	16.9718	16.8500 – 17.1700
12/16/2025	(212,452)	16.8192	16.6900 – 17.0750